

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2021

Alec Oxenford
Chief Executive Officer
Alpha Capital Acquisition Co
1230 Avenue of the Americas, 16 Fl.
New York, NY 10020

      Re: Alpha Capital Acquisition Co
           Registration Statement on Form S-1
           File No. 333-252596
           Filed January 29, 2021

Dear Mr. Oxenford:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed January 29, 2021

Management, page 114

1.   Please revise to disclose the information required by Item 401 of Regulation S-K with respect to Mr. Genish.

Exhibits

2.   Please refer to the third-to-last paragraph of Exhibit 5.1 It is inappropriate for counsel to include in its opinion assumptions that are overly broad, that assume away the relevant issue or that assume any of the material facts underlying the opinion or any readily ascertainable facts. Please ask counsel to support the assumptions in clauses (i), (ii) and (iv).

General

3.   We note the indication of interest by Innova Capital. Disclose how, if it purchased all 2,300,000 units, the beneficial ownership of entities and persons associated with your sponsor would change. Also disclose how many votes to which those entities and persons would be entitled compared to the number required to approve a business combination. Provide that comparison (i) with respect to the total shares outstanding; and (ii) with respect to the minimum number of shares required to constitute a quorum.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mindy Hooker at (202) 551-3732 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Derek Dostal